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                            Apollo BioPharmaceutics, Inc.
                            One Kendall Square, Suite 2200
                            Cambridge, Massachusetts 02139


                                     June 6, 1997

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

    Re:  Apollo BioPharmaceutics, Inc.
         Registration Statements on Form 8-A

Gentlemen and Ladies:

    Apollo BioPharmaceutics, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form 8-A, which was declared effective by order of the Commission on March 27, 1997, be withdrawn effective immediately. The Company makes this request because a proposed initial public offering of the Company's securities was abandoned by the lead underwriter subsequent to effectiveness.

    If you have any questions regarding this request, please contact either John J. Cheney, Esq. of Palmer & Dodge LLP at (617) 573-0563 or me at (617) 621-7154.

                             Sincerely,

                             APOLLO BIOPHARMACEUTICS, INC.


                             By:   /s/ Katherine Gordon, Ph.D.
                                   ------------------------------------
                                   Katherine Gordon, Ph.D
                                   President and Chief Executive Officer

cc: Steven Brown (Nasdaq)